UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PepsiAmericas, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

71343P200

(CUSIP Number)

Michael J. Reinarts

Vice President

Dakota Holdings, LLC

Suite 3900

60 South Sixth Street

Minneapolis, MN 55402

(612) 661-3700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71343P200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dakota Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,027,557*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,027,557*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,027,557*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) OO

*  Includes a warrant to purchase 311,470 shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pohlad Companies

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 102

	8.	Shared Voting Power 12,027,557*

	9.	Sole Dispositive Power 102

	10.	Shared Dispositive Power 12,027,557*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,027,659*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) CO

* Includes a warrant to purchase 311,470.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Pohlad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 376,974*

	8.	Shared Voting Power 12,027,659*

	9.	Sole Dispositive Power 376,974*

	10.	Shared Dispositive Power 12,027,659**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,404,633***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) IN

*	Includes 305,424 shares of common stock purchasable pursuant to the exercise of options.
**	Includes 311,470 shares of common stock purchasable pursuant to the exercise of a warrant.
***	Includes 305,424 shares of common stock purchasable pursuant to the exercise of options and 311,470 shares of common stock purchasable pursuant to the exercise of a warrant.

Explanatory Statement

Dakota Holdings, LLC, a Minnesota limited liability company, Pohlad Companies, a Minnesota corporation, and Robert C. Pohlad (collectively, the “Reporting Persons”) hereby amend their statement on Schedule 13D originally filed on June 30, 2003, as amended by Amendment No. 1 thereto filed on December 2, 2004, and Amendment No. 2 thereto filed on September 8, 2005 (collectively, the “Schedule 13D”), with respect to their beneficial ownership of shares of common stock, par value $0.01 per share, and associated preferred share purchase rights (collectively, the “Shares”), of PepsiAmericas, Inc., which class of securities is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Although the Reporting Persons have maintained their previously reported beneficial ownership of Shares, this amendment is filed to report that such beneficial ownership will, from this point forward, be reported by Starquest Securities, LLC, a Minnesota limited liability company.  Starquest Securities, LLC, Dakota Holdings, LLC, Pohlad Companies and Robert C. Pohlad intend to file their own Schedule 13D concurrent with the filing of this amendment.

As a result of the foregoing, this Schedule 13D will no longer be updated.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2006	Dakota Holdings, LLC

By: Pohlad Companies

	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: January 5, 2006	Pohlad Companies

	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: January 5, 2006	/s/ Robert C. Pohlad
Robert C. Pohlad